Exhibit (11)

                  FLORIDA ROCK INDUSTRIES, INC.
             COMPUTATION OF EARNINGS PER COMMON SHARE
          (UNAUDITED)

                             THREE MONTHS ENDED      NINE MONTHS ENDED
                                 JUNE 30,                  JUNE 30,
                              2000      1999        2000        1999

Net income               $17,578,000 13,863,000  48,920,000  33,642,000

Common shares:

Weighted average shares
 outstanding during the
 period - used for basic
 earnings per share       18,539,371  18,837,859 18,602,399  18,848,557

Shares issuable under
 stock options which are
 potentially dilutive        371,397     451,697    372,234     414,328

Shares used for diluted
 earnings per share       18,910,768  19,289,556 18,974,633  19,262,885

Basic earnings per
 common share                   $.95         .74       2.63        1.78

Diluted earnings
 per common share               $.93         .72       2.58        1.75


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